UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-11091

APOGENT TECHNOLOGIES INC.

(exact name of registrant as specified in its charter)

30 Penhallow Street

Portsmouth, New Hampshire 03801

Telephone: (603) 433-6131

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share(1)

Preferred Stock Purchase Rights (associated with the Common Stock) (1)

8% Senior Notes due 2011(2)

2.25% Senior Convertible Contingent Debt SecuritiesSM (CODESSM) due 2021(2)

(Title of each class of securities covered by this Form)

6-1/2% Senior Subordinated Notes due 2013

2.25% Convertible Senior Debentures due 2021

Floating Rate Convertible Senior Debentures due 2033

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)(1)	☒(1)	Rule 12h-3(b)(1)(i)(1)	☒(1)

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6(2)	☒(2)

Approximate number of holders of record as of the certification or notice date:

Common Stock:	1	(1)
Preferred Stock Purchase Rights:	0	(1)
8% Senior Notes due 2011:	3	(2)
2.25% Senior Convertible Contingent
Debt SecuritiesSM (CODESSM)	50	(2)

Pursuant to the requirements of the Securities Exchange Act of 1934, Apogent Technologies Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

APOGENT TECHNOLOGIES INC.

DATE: August 3, 2004	By:	/s/ MICHAEL K. BRESSON
Michael K. Bresson Executive Vice President – Administration, General Counsel and Secretary

(1) Effective at 11:00 a.m., Central Time, on August 2, 2004, a wholly-owned subsidiary of Fisher Scientific International Inc. (Commission File No. 001-10920) was merged with and into the registrant, Apogent Technologies Inc., in a statutory merger in which each then outstanding share of Apogent Common Stock was converted into .56 shares of Fisher Common Stock and the registrant became a wholly-owned subsidiary of Fisher. An application to strike the Apogent Common Stock (and associated Preferred Stock Purchase Rights, which expired immediately prior to the effective time of the merger) from listing and registration on the New York Stock Exchange is being filed with the Commission by the Exchange. This Form 15 is being filed to avoid any deemed registration under Section 12(g) of the Exchange Act under Rule 12g-2 and to suspend any reporting obligation under Section 15(d) that otherwise might arise with respect to those classes of securities.

(2) This Form 15 is also being filed pursuant to Rule 15d-6 to notify the Commission of the automatic suspension of the registrant’s reporting obligation under Section 15(d) with respect to its 8% Senior Notes due 2011 and 2.25% Senior Convertible Contingent Debt SecuritiesSM (CODESSM) due 2021, which classes of securities were held by approximately three participants and fifty participants, respectively, through Cede & Co., nominee for The Depository Trust Company, as of October 1, 2003, the beginning of the registrant’s last fiscal year.